NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Exchangeable Subordinated Debentures due May 15, 2029 (Exchangeable for Cash Based on the Value of America Online, Inc. Common Stock)(PHONES) (the 'PHONES') of Tribune Company (the 'Company') from listing and registration on the Exchange at the opening of business on January 16, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the PHONES are no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's December 8, 2008, announcement that it is voluntarily restructuring its debt obligations under the protection of Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. 1. The Exchange’s Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on December 8, 2008, determined that the PHONES of the Company should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the PHONES from listing and registration on the Exchange. The Company was notified by letter on December 8, 2008. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on December 8, 2008 of the suspension of trading in the PHONES. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the PHONES, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.